VIA EDGAR AND
OVERNIGHT DELIVERY
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, DC 20549
Attention: Chris Windsor, Special Counsel
January 4, 2011

Re:	LendingClub Corporation Post Effect Amendment No. 9 to Registration Statement filed on Form S-1 (333-151827) Application for Withdrawal of Post Effective Amendment #9 to Registration Statement
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LendingClub Corporation (the “Company”) hereby respectfully requests withdrawal of Post Effective Amendment No. 9 to its Registration Statement on Form S-1 (File No: 333-151827), together with all exhibits (collectively, “Pos Am #9”). Pos Am #9 was initially filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2010.
The Company intends to (i) revise interest rates and fees, (ii) implement changes to our credit policy and (iii) remove the “secured” product offering, all of which are currently set forth in Pos Am #9 and as such will file a new Post Effective Amendment #9 to reflect these changes. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement, as amended or supplemented by Pos Am #9, or the prospectus contained therein. In addition, the Company represents and warrants that it will respond to the comments of the Commission to the withdrawn amendment as soon as practicable. Furthermore, Pos Am #9 was not declared effective by the Commission.
It is our understanding that this application for withdrawal of Pos Am #9 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.
If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at 650.482.5232.

Regards,

Jason Altieri
General Counsel
LendingClub Corporation